

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 8, 2010

<u>Via U.S. Mail</u>

Mr. Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.
2511 Corporate Way
Palmetto, Florida 34221

> **RE:** **Teltronics, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 24, 2010**
>
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 17, 2010**
>
> **File No. 000-17893**
>
> **Supplemental Response filed June 29, 2010**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition, page 11

1.   We note your response to comment two from our letter dated June 3, 2010. Your statement that you continue to pay the fourth quarter dividend payment implies that you do not pay the dividend for the first three quarters each year. This would suggest that you would be in violation of the provision once four payments are in arrears. Please provide us with your anticipated disclosure for your Form 10-Q for the quarter ended June 30, 2010 which should explain how the company has managed compliance with this provision. We also note that you have deferred payment of dividends on your Series C Preferred Stock until April 2011. Please also provide us with your anticipated disclosure of the steps, including all possible alternatives, you are planning to take to pay these future obligations when due.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact John Zitko, at (202) 551-3399 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director